SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number V-1799

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

Financial Statements

and Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2014, and 2013

with Report of Independent Registered Public Accounting Firm

Table of Contents

MG Advantage 401(k) Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2014, and 2013

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-10

Supplemental Schedule	Schedule

Schedule H, line 4(i), Schedule of Assets (Held as of End of Year), December 31, 2014	A

Report of Independent Registered Public Accounting Firm

To the Administrator of the
MG Advantage 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the MG Advantage 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming an opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

June 26, 2015

Glen Allen, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,	December 31,
	2014	2013
Assets
Cash and cash equivalents	$1,432,952	$1,766,593
Investments, at fair value	235,655,876	190,140,691
Notes receivable from participants	2,889,239	2,527,063
Total assets	239,978,067	194,434,347

Liabilities
Excess contributions	223,646	13,056

Net assets available for plan benefits, at fair value	239,754,421	194,421,291

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(260,845)	(207,808)

Net assets available for plan benefits	$239,493,576	$194,213,483

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,	Year Ended December 31,
	2014	2013
Additions:
Investment income:
Interest and dividends	$8,595,228	$8,276,671
Net realized and unrealized (depreciation)/appreciation in fair value of investments	(7,679,224)	64,148,318
	916,004	72,424,989

Interest on notes receivable from participants	144,437	153,646

Contributions:
Employer	3,153,507	1,276,618
Participants	7,633,306	4,545,227
Rollovers	1,814,786	259,251
	12,601,599	6,081,096

Total additions	13,662,040	78,659,731

Deductions:
Distributions to participants	(33,926,856)	(67,891,429)

Net (decrease) increase in net assets available for plan benefits prior to transfers in	(20,264,816)	10,768,302
Transfers from the Young Broadcasting, LLC 401(k) Plan	65,544,909	-
Net assets available for plan benefits as of the beginning of the year	194,213,483	183,445,181

Net assets available for plan benefits as of the end of the year	$239,493,576	$194,213,483

See accompanying notes.

MG Advantage 401(k) Plan

Notes to Financial Statements

December 31, 2014

1.	General

Fidelity Management Trust Company (Fidelity) and its affiliates are the trustee, recordkeeper, and investment manager of the MG Advantage 401(k) Plan (the Plan), pursuant to a trust agreement dated January 1, 2001. The investment fund options changed substantially during 2014. At December 31, 2014, the investment fund options include 12 T. Rowe Price funds, 4 Spartan funds, 3 Fidelity funds, 2 PIMCO funds, the Dodge & Cox Stock Fund, the J. P. Morgan US Equity Institutional fund, the American Beacon Small Cap Value Institutional fund, the Conestoga Small Cap Investors fund, and the Media General, Inc. Common Stock Fund. At December 31, 2013, the investment fund options included 20 Fidelity funds, the Lord Abbett Small Cap Value Fund, the Rainier Small/Mid Cap Value Fund, the Dodge & Cox Stock Fund, the Goldman Sachs Mid Cap Value Class A Fund, and the Media General, Inc. Common Stock Fund. Media General, Inc. (the Company) is the Administrator of the Plan.

Legacy Media General and Young Broadcasting were combined in an all-stock merger transaction on November 12, 2013. Effective April 23, 2014, the Young Broadcasting, LLC 401(k) Plan merged with the Plan, resulting in a transfer in of approximately $65 million in rollover contributions and higher ongoing contributions afterwards.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

All investments are carried at fair value or an approximation of fair value. Securities transactions are recorded as of the trade-date. Dividends are recorded on the ex-dividend date and interest is accrued as earned. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Generally accepted accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The following provides a description of the three levels of inputs that may be used to measure fair value, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds and the Media General, Inc. Common Stock Fund:

These investments are public investment securities valued using the Net Asset Value (NAV). The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/Collective Investment Trust:

These investments are public investment securities valued using the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

No Plan investments are in this category.

Investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value, however, is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts thorough a common/collective fund (Fidelity Managed Income Portfolio Fund). The Statements of Net Assets Available for Plan Benefits present the fair value of the Fidelity Managed Income Portfolio and the adjustment from fair value to contract value.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

2.     Significant Accounting Policies (continued)

Fidelity Managed Income Portfolio Fund

The Managed Income Portfolio Fund (the “Fund”) was valued using the net asset value (NAV) of the shares held by the Plan as of December 31, 2014 and 2013. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. Accordingly, the Plan considers the investment to be Level 2 under the fair value hierarchy. The Fund invests primarily in corporate bonds, US and foreign government bonds, asset backed securities, commercial paper, as well as certain wrap contracts. A wrap contact is an agreement by a third party, such as a bank or insurance company, to make payments to a portfolio in certain circumstances and is designed to allow a stable value portfolio to maintain a constant value.

The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrap contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrap contract, the investment returns generated by the fixed income investments that back the wrap contract and the duration of the underlying investments backing the wrap contract. Wrap contracts’ interest crediting rates are reset on a monthly basis.

A wrap issuer may terminate a wrap contract at any time. The wrap issuer may also terminate a wrap contract if Fidelity’s investment management over the Fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that market value of the Fund’s covered assets is below contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Fund.

The Fund is presented in the Statement of Changes in Net Assets Available for Plan Benefits at contract value, as reported to the Plan by the Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise for 2014 and 2013. The average yield for the investment contracts based on actual earnings was 1.67% and 1.54% in 2014 and 2013, respectively. This average yield represents the annualized earnings of all investments in the Fund during each year divided by the fair value of all investments in the Fund. The average yield adjusted to reflect the actual interest rate credited to participants was 1.07% and 0.89% in 2014 and 2013, respectively. The average credited yield represents the annualized earnings credited to participants in the Fund during each year divided by the fair value of all investments in the Fund.

Income Tax Status

The Internal Revenue Service ruled on February 27, 2003 that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) as of January 1, 2002, and, therefore, the related trust is not subject to tax under present income tax law. Employee contributions qualify as "cash or deferred" contributions under Section 401(k) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. On January 30, 2010, the Company requested a new ruling from the IRS which will cover all amendments and restatements since the February 27, 2003 ruling up through December 31, 2009. A new ruling has not yet been received. The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt. Management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2014 or December 31, 2013. The Plan's tax returns for years since 2011 remain open for examination by tax authorities. The Plan is not currently under audit by any tax jurisdiction.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

3.     Contributions

The Plan allows participants to make pre-tax contributions by means of regular payroll deductions, up to 75% of a participant's total compensation, subject to limitations prescribed by the Internal Revenue Code. Participants may change their investment elections directly with Fidelity at any time. During 2013, the Company matched an amount equal to 100% of contributions up to 2% of a participant’s total pay. Effective January 1, 2014 to June 30, 2014, Plan participants received a dollar-for-dollar company matching contribution for the first 3% of compensation contributed and 50 cents on the dollar at the 4% and 5% levels (for a maximum contribution of 4% of their compensation). Beginning July 1, 2014 participants receive 50 cents on the dollar for the first 6% of compensation contributed (for a maximum contribution of 3% of their compensation).

Participants may rollover account balances from a prior employer's qualified retirement plan or "conduit" IRA that holds only prior qualified plan balances. Participant contributions are invested in accordance with Plan terms directed by participants in the 26 investment options mentioned in Note 1. Company matching contributions are initially invested in Company stock.

A participant may designate all or part of their elective contribution as a Roth contribution. Such contributions are after-tax in accordance with Roth guidelines.

The Plan also includes, among other things, a note receivable feature (see Note 6). Under specified guidelines, a participant may request the trustee to transfer a portion of the participant's balance in other funds into a note receivable account for disbursement as a note receivable to the participant. Repayment of principal and interest is generally made by payroll deduction and the notes receivable are fully secured by the participant's account balance.

By law, all Non-Safe Harbor plans must perform a test to determine if the ratio of contribution deferrals for highly compensated and non-highly compensated employees meets federal guidelines. The Plan refunded $223,646 and $13,056 of 2014 and 2013 contribution deferrals, respectively, back to highly compensated employees during early 2015 and 2014 to be compliant with this test.

4.     Profit Sharing Contributions

The Plan has a profit sharing component, dependent upon the Company meeting certain specified financial objectives. This component can range from 2% to 6% of a participant’s compensation. Participants are not required to make contributions to receive the profit sharing contribution. All Plan participants on January 1 of a given year are eligible to receive a profit sharing contribution for that year. Otherwise, to be eligible, one must have attained age 18 and completed 1,000 hours of service in the first 12 months of employment or in a given Plan Year. Once eligible, participants will receive a profit sharing allocation, if one is made, if they completed 1,000 hours of service during the Plan Year, and were employed on the last day of the year or die, retire, or become totally and permanently disabled during that Plan Year. If an eligible participant terminates during the Plan Year for other reasons, these former employees may still receive a profit sharing contribution for that Plan Year if they attained age 55 with 10 years of service and were hired before January 1, 2008; or attained age 60 with 10 years of service and were hired after December 31, 2008.

There was no profit sharing contribution for the 2014 or 2013 plan years.

5.     Eligibility, Vesting, Withdrawals, and Terminations

Any employee who has completed 45 days of service and is at least 18 years old shall be eligible to participate in the Plan as of the first day of the month following meeting these eligibility requirements. In the event of termination of employment or withdrawal from the Plan, participants may receive the total value of their account either directly or by rollover to another qualified account. If the participant’s account value is $1,000 or greater at the time of termination, they may keep their balance in the Plan. The vesting provisions of the Plan provide for immediate 100% vesting of the value of Company matching contributions. Participants are 100% vested in their Profit Sharing Account after completion of three years of service, death, becoming totally and permanently disabled, or reaching age 65. Forfeited non-vested amounts relating to Profit Sharing contributions approximated $40,000 and $2,400 as of December 31, 2014 and 2013, respectively. The Company utilized $103,000 of forfeited balances to reduce Company contributions during 2014, but did not utilize any in 2013.

The Company has established the Plan with the intention that it will continue. The Company has the right at any time to terminate the Plan. Should the Plan be terminated, the value of the participants' accounts would be distributed to the participants in a manner consistent with the Summary Plan Description.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, trading fees, as well as allocations of Plan earnings or losses. Allocations of Plan earnings or losses are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The above descriptions are provided for informational purposes. Readers should refer to the most recently updated Summary Plan Description for more complete information on Plan provisions.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

6.     Notes Receivable from Participants

The Plan has a note receivable feature available to all Plan participants. Notes receivable are made from the participant's account, reducing the investment balance and creating a note receivable from participants in the Statements of Net Assets Available for Plan Benefits. Notes receivable are secured by the participant's vested account balance. Notes receivable to terminated participants and notes receivable in default are treated as distributions to the participant. Notes receivable are generally repaid through payroll deductions including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant's investment account as repayments are received.

Participants may obtain notes receivable based on the vested value of their accounts. New notes receivable cannot exceed 50% of the participant's account value (excluding the value of any profit sharing component) or a maximum of $50,000 in accordance with the Department of Labor's regulations on notes receivable to participants. Notes receivable are limited to one note receivable per participant per twelve-month period with a maximum of two notes receivables outstanding at any one time. Notes receivable shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant's primary residence, in which case the notes receivable must be repaid over a period not to exceed 10 years. Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

7.     Investments

Investments representing five percent or more of the Plan's net assets as of December 31, 2014 and 2013 consisted of the following:

Name and Title	2014		2013
Fidelity Growth Company K	$35,374,287		$-	**
Media General, Inc. Common Stock Fund	33,529,831		49,658,528
Fidelity Managed Income Portfolio Fund (at contract value)	17,585,078		13,578,905
T. Rowe Price Retirement 2030	17,468,454		-	**
T. Rowe Price Retirement 2020	14,798,229		-	**
J. P. Morgan US Equity Institutional	13,636,410		-	**
Spartan 500 Index Advantage	13,018,787		-	**
Fidelity Fund	-	*	13,652,869
Fidelity Growth Company	-	*	21,007,903
Fidelity Freedom 2020	-	*	11,451,225
Lord Abbett Small Cap Value Fund	-	*	10,947,932
Fidelity Freedom 2030	-	*	11,331,953

*Fund no longer a Plan investment as of December 31, 2014

** Fund was not a Plan investment option until after January 1, 2014

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

The Plan's investments appreciated / (depreciated) in fair value during 2014 and 2013 as follows:

Name and Title	2014	2013
Media General, Inc. Common Stock Fund	$(12,523,679)	$44,355,903
Fidelity Fund	(92,833)	2,432,213
Fidelity Growth Company	2,529,035	4,840,511
Fidelity OTC Portfolio	(74,430)	1,698,214
Fidelity Diversified International	514,787	1,908,339
Fidelity Freedom Income	(3,610)	11,730
Fidelity Freedom 2000	(1,623)	7,948
Fidelity Freedom 2005	(205)	3,464
Fidelity Freedom 2010	(27,542)	528,811
Fidelity Freedom 2015	(4,243)	75,962
Fidelity Freedom 2020	(66,022)	1,088,251
Fidelity Freedom 2025	(11,184)	129,758
Fidelity Freedom 2030	(97,330)	1,527,954
Fidelity Freedom 2035	(8,437)	106,979
Fidelity Freedom 2040	(50,382)	694,566
Fidelity Freedom 2045	(8,687)	95,537
Fidelity Freedom 2050	(4,877)	69,367
Fidelity Freedom 2055	(864)	7,411
Fidelity Intermediate Bond	4,883	(178,576)
Lord Abbett Small Cap Value Fund	(178,680)	909,473
Rainer Small/Mid Cap Value Fund	(34,299)	852,217
Dodge & Cox Stock Fund	719,118	1,527,935
Goldman Sachs Mid Cap Value Class A Fund	(29,247)	334,258
Spartan 500 Index Advantage	1,253,959	1,120,093
American Beacon Small Cap Value A	787,382	-
American Beacon Small Cap Value Institutional	(1,497,817)	-
Conestoga Small Cap Investors	(299,580)	-
Fidelity Diversified International K	(1,213,000)	-
Fidelity Growth Company K	883,272	-
J.P. Morgan US Equity Institutional	643,033	-
PIMCO Real Return Institutional	(16,399)	-
PIMCO Total Return Institutional	(67,845)	-
Spartan Extended Market Index Advantage	237,150	-
Spartan Glb ex USidxAdvtg	(56,178)	-
Spartan US Bond Index Advantage	7,718	-
T. Rowe Price Retirement 2005	246	-
T. Rowe Price Retirement 2010	(8,339)	-
T. Rowe Price Retirement 2015	5,789	-
T. Rowe Price Retirement 2020	334,017	-
T. Rowe Price Retirement 2025	59,873	-
T. Rowe Price Retirement 2030	364,685	-
T. Rowe Price Retirement 2035	44,305	-
T. Rowe Price Retirement 2040	228,896	-
T. Rowe Price Retirement 2045	40,900	-
T. Rowe Price Retirement 2050	21,848	-
T. Rowe Price Retirement 2055	(4,241)	-
T. Rowe Price Retirement Balanced	21,453	-
Total	$(7,679,224)	$64,148,318

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

8.     Fair Value Measurements

Below are the Plan’s investments carried at fair value on a recurring basis by their fair value hierarchy levels as of December 31, 2014, and 2013:

Level 1 - Quoted Prices in Active Markets for Identical Assets:

	2014	2013
	Fair Value	Fair Value
Mutual Funds:
Growth Funds	$78,728,425	$53,285,105
Balanced Funds	60,407,676	42,052,107
Fixed Income Funds	10,767,512	5,287,329
Mid Cap Funds	8,704,988	5,840,260
Small Cap Funds	14,607,254	10,947,932
International Funds	11,064,267	9,282,717
Media General Inc. Common Stock Fund	33,529,831	49,658,528
Total	$217,809,953	$176,353,978

Level 2 - Significant Observable Inputs:

As of December 31, 2014:
Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Fidelity Managed Income Portfolio Fund	$17,845,923	None	Immediate	None	None

As of December 31, 2013:
Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Fidelity Managed Income Portfolio Fund	$13,786,713	None	Immediate	None	None

9.     Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc. Administrative expenses for trust management services for the years ended December 31, 2014 and 2013 were approximately $30,000 and $22,000, respectively, all paid to Fidelity, a related party to the Plan.

Investments in the Media General Inc. Common Stock Fund represent investment in shares of common stock of Media General, Inc., the Plan sponsor. Plan assets available for benefits include Fidelity funds, which are managed by Fidelity Management & Research Company, an affiliate of the trustee of the Plan, and, therefore, qualify as party-in-interest transactions.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

10.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits recorded on the financial statements as of December 31, 2014, and 2013 to Form 5500:

	2014	2013
Net assets available for plan benefits per the financial statements	$239,493,576	$194,213,483
Plus adjustment from contract value to fair value for fully benefit-responsive investment contract	260,845	207,808
Net assets available for plan benefits per Form 5500	$239,754,421	$194,421,291

Net increase in net assets available for plan benefits per the financial statements (inclusive of Plan transfers)	$45,280,093	$10,768,302
Plus adjustment from contract value to fair value for fully benefit-responsive investment contract as of end of year	260,845	207,808
Less adjustment from contract value to fair value for fully benefit-responsive investment contract as of beginning of year	(207,808)	(560,633)
Net increase in net assets available for plan benefits per Form 5500	$45,333,130	$10,415,477

The accompanying financial statements present the fully benefit-responsive contract at contract value. The Form 5500 reported the fully benefit-responsive contract at fair value. Therefore, the adjustment from fair value to contract value for the fully benefit-responsive contract represents a reconciling item.

11.     Subsequent Events

The Plan Sponsor’s management has evaluated subsequent events through the date the financial statements were issued and has determined there are no subsequent events to be reported in the accompanying financial statements.

Supplemental Schedule

Schedule A

 MG Advantage 401(k) Plan

EIN: 54-0850433 Plan: 001

Schedule H, Line 4(i)

Schedule of Assets (Held as of End of Year) **

December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description Of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Current or Fair Value
Fidelity* Managed Income Portfolio Fund	17,585,078	shares	$17,845,923
Media General, Inc.* Common Stock Fund	2,004,174	shares	33,529,831
American Beacon Small Cap Value Institutional	454,339	shares	11,390,282
Conestoga Small Cap Investors	95,459	shares	3,216,973
Dodge & Cox Stock Fund	59,075	shares	10,688,987
Fidelity * Diversified International K	302,820	shares	10,413,971
Fidelity * Growth Company K	268,557	shares	35,374,287
J.P. Morgan US Equity Institutional	937,210	shares	13,636,410
PIMCO Real Return Institutional	31,394	shares	342,817
PIMCO Total Return Institutional	909,999	shares	9,700,587
Spartan 500 Index Advantage	178,707	shares	13,018,787
Spartan Extended Market Index Advantage	157,756	shares	8,704,988
Spartan Glb ex USidxAdvtg	56,400	shares	650,296
Spartan US Bond Index Advantage	61,731	shares	724,108
T. Rowe Price Retirement 2005	8,308	shares	108,005
T. Rowe Price Retirement 2010	453,203	shares	8,035,294
T. Rowe Price Retirement 2015	156,027	shares	2,257,711
T. Rowe Price Retirement 2020	714,545	shares	14,798,229
T. Rowe Price Retirement 2025	335,389	shares	5,268,964
T. Rowe Price Retirement 2030	758,838	shares	17,468,454
T. Rowe Price Retirement 2035	134,301	shares	2,237,454
T. Rowe Price Retirement 2040	379,422	shares	9,075,777
T. Rowe Price Retirement 2045	140,755	shares	2,252,083
T. Rowe Price Retirement 2050	74,429	shares	998,092
T. Rowe Price Retirement 2055	47,580	shares	633,291
T. Rowe Price Retirement Balanced	221,312	shares	3,284,275
TOTAL INVESTMENTS			235,655,876
Interest Bearing Cash	1,432,952	units	1,432,952
Participant Loan Balances	3% - 8%		2,889,239
TOTAL ASSETS			$239,978,067

* Party in interest to the Plan
** Historical cost is not required as all investments are participant directed

  See report of independent registered public accounting firm

EXHIBIT INDEX

TO

FORM 11-K FOR

MG ADVANTAGE 401(k) PLAN

Exhibit Number	Description of Exhibit
23.1	Consent of Keiter Independent Registered Public Accounting Firm, dated June 26, 2015

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MG Advantage 401(k) Plan (the Plan Registrant)

By: /s/ James F. Woodward James F. Woodward Senior Vice President and Chief Financial Officer
Date: June 26, 2015